FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Repsol YPF - Lehman Brothers Presentation

ITEM 1

London, March 18th 2003

DISCLAIMER

This document may contain market assumptions, different sourced information and forward-looking statements with respect to the financial condition, results of operations, business, strategy and the plans of Repsol YPF SA and its subsidiaries. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental, regulatory considerations and general economic and business conditions.

Repsol YPF does not assume any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the company and its affiliates with the CNMV, CNV and the US SEC.

1.	HIGHLIGHTS

2.	2002 RESULTS REVIEW

3.	CAPITAL STRUCTURE

4.	ARGENTINA

5.	THE YEAR AHEAD

REPSOL YPF Highlights

	%Of Total Assets (*)	Reserves (MM boe)	Production (Boe / d)	Sales	Refining Capacity (Boe / d)	Nº Service Stations

E & P	47	5,261	1,000,300

R & M	37				1,234,000	6,629

CHEMICALS	8			3,526 (kTm)

GAS & POWER	8			26.87 (bcm)

OIL AND GAS SECTOR Production Benchmark

4

OIL AND GAS SECTOR Refining Capacity Benchmark

6.000.000
5.000.000
4.000.000
3.000.000
2.000.000
1.000.000
0
[Bbl/d]
REPSOL
YPF
Exxon Mobil Corp.
Royal Dutch / Shell
BP PLC
ChevronTexaco Corp.
TotalFinaElf SA
RepsolYPF
Agip Petroli SpA
Western Europe
USA
Rest of the World

Fuente: O&GJ	5

LPG SECTOR Main LPG distribution companies 2001

M t
7
6
5
4
3
2
1
0
6,1
4,0
3,6
3,2
2,6
2,6
2,4
1,6
1,5
1,5
REPSOL YPF
SHV Holding
Shell
Repsol YPF
Nippon Mitsubishi
Idemitsu Kosan
Indian Oil
ENI
Ferrel Gas
Total Fina Elf
Amerigas

6
Totalfina Elf does not include Elf Antargaz Repsol YPF includes Lipigas volumes	Non oil companies

2002 RESULTS

FULL YEAR RESULTS Highlights

Million Euro	8

RESULTS Quarterly results

ADJ. NET INCOME

1.000
900
800
700
600
500
400
300
200
100
0
696
742
577
229
442
471
571
785
1ºQ-01
2ºQ-01
3ºQ-01
4ºQ-01
1ºQ-02
2ºQ-02
3ºQ-02
4ºQ-02

Million Euro	9

RESULTS January-December Operating income

OPERATING INCOME

Million Euro
6,000
5,000
4,000
3,000
2,000
1,000
0
4,919
397
135
225
571
530
262
3,323
2001
Consolidation of 24% of Gas Natural
Other Adjustments(*)
Oil&Gas Prices
Refining Margins
Argentinian Crisis
Other Effects
2002

10

JANUARY - DECEMBER 2002 Net debt Reduction

Million euro	Net debt/Capitalization

Net Debt ratio Dec 2002 29.2%

11

MEETING OUR OBJECTIVES Divestments

2001		2002		Others
Egypt	633M€	Indonesia	638M€	23% Gas Nat.
Edenor	219M€	CLH	368M€
Pipelines Chile-		Enagas	220M€
Argentina	71M€	G.Nat. Mexico	159M€	12

NET DEBT VARIATION January - December 2002

18.000
16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
16.555
1.585
2.824
3.113
2.081
520
7.472
December 31
2001
Free Cash Flow
Divestments
Consolidation
criteria
€ / $
Exch. rate
Dividends
+ others
December 31
2002

13

INTEREST COVER EVOLUTION

Including preferred shares dividends

Million Euro
2.500
2.000
1.500
1.000
500
0
Apalancamiento
12
11
10
9
8
7
6
5
4
3
2
1
0
1Q 00
2Q 00
3Q 00
4Q 00
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02
3Q 02
4Q 02
Net Interest
Operating Cash- Flow
Interest Cover
Interest cover included preferred shares dividends

14

COMPARABLE RATIOS

Repsol YPF Ratios
2002 (*)
(*) Estimated 24% proportional integration of Gas Natural of the full year.

COST REDUCTION PROGRAM

2001	204 M€
2002	348 M€
TOTAL	552 M€

Not linked to Argentinean devaluation

All are recurrent items

TAX RATES

Fiscal benefits in the divestment of Gas Natural, CLH and Enagas

Tax credits applicable in Argentina

ARGENTINA

ARGENTINA Factors affecting our business

POSITIVE FACTORS

NEGATIVE FACTORS

COST COMPETITIVENESS

Argentina

GAS PRICES

EXPORT TAXES

ARGENTINA Oil sector regulation

REGULATION	2nd Q	4th Q	DATE APPLICATION
CAPITAL CONTROLS	Free availability 70% export proceeds	Free availability 70% export proceeds	Ratified Dec. 31st, 2002
CRUDE EXPORT TAX	20%	20%	From March 1st. Max. 5 years
GASOLINE EXPORT TAX	5%	0%	July 4th.
DIESEL EXPORT TAX	20%	5%	August 1st
LPG EXPORT TAX	20%	5%	June 1st.
OTHER OIL PRODUCTS	5%	5%	From March 1st
REFINED PRODUCTS PRICES	Free	Free
GAS PRICES	Exports: Free Rest: Under negotiation	Exports: Free Rest: Under negotiation	Under revision.
NATURAL GAS EXPORT TAX	0%	0%
CRUDE EXPORT LIMITS	36%	0%	Lifted from July 29th

ARGENTINA Devaluation pass-through to local prices

ARGENTINA Summary of crisis effects Year 2002

Million Euro

	Without crisis	Reported	Crisis effects

E&P	2.133	1.785	-348
R&M	897	854	-43
G&P	772	633	-139

TOTAL	3.899	3.369	-530

ARGENTINA Argentine Crisis Effect on 2002 Operating Income

ARGENTINA Free availability

ARGENTINA Improving the economy

MONTHLY INFLATION AND EXCHANGE RATE

4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
Change Rate (Pesos/$)
11
10
9
8
7
6
5
4
3
2
1
0
Monthly Inflation (%)
JAN
FEB
MA
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
JAN
FEB
Inflation in Argentina
Peso /$

Monthly Evolution	25

ARGENTINA Improving the economy

ARGENTINA Improving the economy

INDUSTRIAL PRODUCTION INDEX (YEARLY % CHANGE)

20
15
10
5
0
-5
-10
-15
-20
-25
December
January
February
March
April
May
June
July
August
September
October
November
December
January

ARGENTINA Improving the economy

TAX REVENUES IN 2002

5300
4800
4300
3800
3300
2800
million pesos
j
f
m
a
m
j
j
a
s
o
n
d

ARGENTINA Balance of Repsol YPF in Argentina 2002

Millions bbl
145
CRUDE OIL PRODUCTION
EXPORT
35
(24 %)
3rd party Sales
9
(6 %)
YPF REFINING
101
(70%)
3rd party Crude Oil
6
107
REFINING
EXPORT
33
(31%)
3rd party Sales
11
(10%)
YPF MARKETING
63
(59%)
63
YPF MARKETING
IMPORT
0

29

ARGENTINA Crude and Products Balance by Companies 2002

ARGENTINA Crude oil production

ARGENTINA Gas production

FUTURE OF REPSOL YPF

FUTURE OF THE COMPANY

Crude oil production in Latin America and North Africa

Natural gas production and marketing in Latin America

LNG projects in the Atlantic basin, American Pacific, Mediterranean and Persian Gulf

Downstream oil business in Southern Europe and South America

Global LPG distribution

FUTURE OF THE COMPANY Production growth

FUTURE OF THE COMPANY Trinidad & Tobago

FUTURE OF THE COMPANY Atlantic LNG - Train 1

FUTURE OF THE COMPANY Atlantic LNG - Train 2 and 3

FUTURE OF THE COMPANY

LNG market in the Atlantic Basin (2001)

Algeria
25Mt/y
Libya
1.5
Mt/y
T&T
3Mt/y
Nigeria
6Mt/y
Existing LNG plants
LNG flow

FUTURE OF THE COMPANY Impact of T&T production

boepd
Repsol YPF net production for last 3 years approx. 1,000,000 boepd
120.000
100.000
80.000
60.000
40.000
20.000
0
0
20,100
22,800
28,000
105,000
13.4%
22.8%
275%
1999
2000
2001
2002
2003 Est.

FUTURE OF THE COMPANY Impact of T&T reserves

Million boe

At 31.12. 2002, Repsol YPF had 5.261 million boe of proved reserves

800
700
600
500
400
300
200
100
0
205.4
230.6
245.7
708.9
Δ25.2
Δ15.1
Δ463.2
01.01.00
01.01.01
01.01.02
01.01.03

MARKETING Repsol YPF: number of SSSS by country

TOTAL WORLDWIDE 2001: 6.636 Service Stations

PORTUGAL
103
SPAIN
3.704
ECUADOR
116
PERU
112
CHILE
163
BRAZIL
420 (*)
ARGENTINA
2.018 (**)

(*) Includes Wal
(**) Includes Refinor

42

MARKETING Net product Balance in Spain

GASOLINE
MEDIUM DISTILLATES
FUEL OILS
EXPORTS
IMPORTS
Million Tones/year
10
8
6
4
2
0
-2
-4
-6
-8
-10
94
96
98
00
02

43 FUENTE: IEA

MARKETING Repsol YPF´s Services Stations Network

MARKETING Loyalties systems in Spain

Travel club
2002 = 978.000
2002 = 833.223
Visa Repsol
Solred
2002 = 786.387
2002 = 38.868
Solred Groups &
Professionals
2002 = 1.480.858
Solred Gasóleo
SOLRED
REPSOL
VISA
GASÓLEO Bonificado

Investor Relations Pº Castellana 278-280 28046 Madrid (Spain) Tlf: 34 913 48 55 48 Fax: 34 913 48 87 77 E-mail: INVERSORES@repsolypf.com Website: www.repsolypf.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.
Date:	March 20, 2003	By:	/s/ Carmelo de las Morenas

			Name:	Carmelo de las Morenas
			Title:	Chief Financial Officer